September 21, 2006

Mail Stop 4561

Mr. Geraldo Travaglia Filho
Vice-President and Principal Financial Officer
Unibanco-Union of Brazilian Banks S.A.
Unibanco Holdings S.A.
Avenida Eusébio Matoso, 891
05423-901 São Paulo, SP
Brazil

Re: Unibanco-Union of Brazilian Banks S.A.
Unibanco Holdings S.A.
Form 20-F filed June 30, 2006
File No. 1-14640-1

Dear Mr. Filho:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*   *   *   *   *   *   *

Form 20-F filed June 30, 2006

Business Overview

Treatment of Overdue Debts, page 52

1.   We note your disclosure on page 53 that banks must write-off loan transactions six or twelve months after they are ranked H, depending on initial maturity. Please tell us and revise future filings to clarify if this policy applies to both loans with companies and loans with individuals.

2.   As a related matter, for all loans charged off during the three year period ended December 31, 2005, please provide us with a tabular summary of the number of days loans were past due and the corresponding loan classification at the time the loan was charged-off. Please specifically disclose by footnote or in the table whether the loans had an initial maturity of 36 months or less or in excess of 36 months as we note this will influence how the loan is treated for Central Bank past due classification and provisioning purposes.

Operating Results

Provision for Loan Losses, page 86

3.   We note your disclosure on page 87 that in your Retail segment, Unicard's provision for loan loss decreased R$44 million despite a R$688 million increase in its corresponding loan portfolio. Please tell us and revise future filings to describe in detail why the 2005 change in Unicard's provision for loan is not directionally consistent with the loan portfolio growth. Your response should compare and contrast how Unicard's risk profile differs from that of Fininvest and Hipercard which experienced increases to their provisions for loan losses for the period ended December 31, 2005 of R$286 million and R$157 million, respectively.

Controls and Procedures

Principal Accountants' Fees and Services, page 193

4.   We note your disclosures on page 193 that in 2004 and 2005, you were billed by PricewaterhouseCoopers Auditores Independentes (PwC) for audit-related fees of R$690,000 and $2,456,000, respectively for support in documenting internal controls and planning tests in connection with your Sarbanes Oxley compliance. Please describe for us in detail the nature, timing and extent of these audit-related services provided by PwC. Please also describe how management determined that the services rendered by its independent auditors did not represent prohibited services, such as performance of management functions or internal audit outsourcing. Refer to SEC Release 33-8183 and Rule 2-01(c)(4) of Regulation S-X.

Consolidated Financial Statements

Note 2(h) – Allowance for loan losses, page F-17

5.   We note that your loan charge-off process normally occurs if no payment is received within 360 days from its due date. We also note from the table on page 127 that in four of the five most recent fiscal years, your total charge-offs per year (before recoveries) have exceeded your provision for loan losses and have exceeded or were extremely close to being equivalent to your beginning allowance balance. Please tell us how and when you determine the timing of loan charge-offs. In your response, please explain why you believe your treatment to be consistent with U.S. GAAP giving effect to the loan classification system you use which incorporates time past due and minimum specific provisions required. Please specifically address why you believe these practices do not defer charge-offs and therefore potentially overstate the allowance or understate the allowance given the level of charge-offs compared to your periodic provision and beginning allowance amounts. Please also discuss how these practices impact the comparability and directional consistency of the allowance.

Note 2(n) – Foreclosed assets, including real estate, page F-19

6.   Please tell us and revise future filings to more fully describe your policies and procedures for nonperforming loans. Specifically describe the factors considered and typical time frames involved in management's decision to first classify a loan as nonperforming and then subsequently initiate and complete the foreclosure process.

Note 12 - Premises and Equipment, page F-37

7.   We note your disclosure on page F-37 that since 2002, you sold many properties used as branches and subsequently rented them for the purpose of continuing your operations. Please tell us, and revise future filings to disclose the following for each period presented:

- The number of branches for which sale-leaseback accounting was achieved as compared to the financing method of accounting;
- The quantifiable impact that the sale-leaseback and financing method transactions had upon your financial statements; and
- Describe the terms of sale-leaseback and financing method transactions, including future commitments, obligations, provisions, or circumstances that require or result in your continuing involvement (refer to paragraph 17 of SFAS 98).

Note 28 – Derivatives and Risk Management, page F-56

8.   We note that for several of the derivative contracts listed in the table on page F-58, you disclose that the notional amount is equal to the fair value of the outstanding derivative. If this information is not accurate, please revise your filing to provide the correct fair value and/or notional amounts. If the information is correct as presented, please more fully describe for us the methods you used to determine that fair value of the outstanding derivative contracts was equal to the notional amount.

9.   We note from your disclosures on page F-59 that you entered into both fair value and cash flow hedging transactions which were outstanding during 2004 and/or 2005. Given the disclosures provided, we are unclear whether or not you use the shortcut method to assess the effectiveness of these hedges. If you used the shortcut method, please tell us how you determined that you qualified under paragraphs 65 or 68 of SFAS 133. Please also specifically address how you considered any unusual features (such as interest rate deferral options associate with subordinated debentures) in determining that use of the shortcut method was appropriate, if true.

Note 31 – Regulatory Matters, page F-62

10.   You state that you are subject to regulation by the Central Bank which among other things include accounting practices. In your regulatory capital discussion beginning on page 97 you state that your Basel capital adequacy ratio and related measures are calculated in accordance with Accounting Practices in Brazil. In addition, it is referenced that the Central Bank plans to adopt the Basel II provisions gradually, with caution and appropriate adaptation to Brazilian needs. Please answer the following related to the above and revise your filing as necessary:

- explain whether there are differences in the calculation(s) prepared utilizing Brazilian Accounting Principles as compared to those under U.S. GAAP presented in your document and if so, quantify and explain those differences;
- the treatment of your perpetual bond issuance in 2005 as a Tier 2 capital item and whether this treatment would have been different under U.S. GAAP;
- your policy of charging-off loans up to 360 days from the due date which is apparently consistent with Central Bank regulations regarding loan classification categories incorporating time past due and minimum specific provisions and why you believe this treatment is consistent with U.S. GAAP; and
- as a related matter, what consideration was given to including in your audit report the recognition and existence of accounting practices in Brazil (primarily those promulgated by the Central Bank) in your audit report to the extent that they are materially different from U.S. GAAP.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Accounting Branch Chief

CC: Marcia M. Freitas de Aguiar, General Counsel
       Via fax 011-5511-3097-4967